Exhibit 99.1

For Immediate Release

BCE reports results of Series AE and AF Preferred Share conversions

MONTRÉAL, January 21, 2025 - BCE Inc. (TSX, NYSE: BCE) today announced that 8,050 of its 8,779,487 fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (“Series AF Preferred Shares”) have been tendered for conversion on February 1, 2025, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AE (“Series AE Preferred Shares”). In addition, 2,479,334 of its 5,810,913 Series AE Preferred Shares have been tendered for conversion on February 1, 2025, on a one-for-one basis, into Series AF Preferred Shares. Consequently, excluding any Series AE Preferred Shares and Series AF Preferred Shares that may be purchased for cancellation by BCE pursuant to its normal course issuer bid between January 21, 2025 and February 1, 2025, 11,250,771 Series AF Preferred Shares and 3,339,629 Series AE Preferred Shares would be issued and outstanding on February 1, 2025. The Series AF Preferred Shares and the Series AE Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.F and BCE.PR.E, respectively.

The Series AF Preferred Shares will pay on a quarterly basis, for the five-year period beginning on February 1, 2025, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 5.496%.

The Series AE Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on February 1, 2025, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AE Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1] Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Richard Bengian

Richard.bengian@bell.ca

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